ENTELLUS MEDICAL, INC.

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

January 26, 2015

VIA EDGAR Transmission

Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Entellus Medical, Inc.

Registration Statement on Form S-1

Filed December 23, 2014

File No. 333-201237

Dear Ms. Ravitz:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective January 28, 2015, at 4:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Shayne Kennedy at (714) 755-8181 to provide notice of effectiveness.

In connection with this request for effectiveness, Entellus Medical, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Entellus Medical, Inc.

By:	/s/ Brian E. Farley
Brian E. Farley
Chief Executive Officer

cc:	B. Shayne Kennedy, Esq., Latham & Watkins LLP

Danielle Carbone, Esq., Shearman & Sterling LLP